Exhibit 99.1

PRESS RELEASE

10 November 2023

KAZIA ANNOUNCES PUBLICATION IN MOLECULAR

CANCER THERAPEUTICS HIGHLIGHTING PAXALISIB

PRECLINICAL DATA IN MELANOMA

Sydney, 10 November 2023 – Kazia Therapeutics Limited (NASDAQ: KZIA; ASX: KZA), an oncology-focused drug development company, is pleased to announce the publication in Molecular Cancer Therapeutics highlighting paxalisib preclinical data stemming from the research collaboration with the Huntsman Cancer Institute at the University of Utah in Salt Lake City, UT.

The paper by Dr Gennie Parkman and colleagues, working in the laboratory of Professor Sheri Holmen, has shown paxalisib to be active in vitro and in vivo against preclinical models of metastatic melanoma, the most aggressive form of skin cancer. Dr Parkman’s data highlights paxalisib as a dual inhibitor of both the PI3K and MTOR pathways and cites in the manuscript that paxalisib, “may represent a promising therapeutic strategy in this disease in both the first line and MAPK inhibitor resistant setting” for BRAF-mutant cutaneous melanoma.

“This is promising data for paxalisib, which reinforces its potential for use in an area outside of our traditional brain cancer areas of focus,” commented Dr John Friend, Kazia’s CEO. “We are privileged to be working with one of the world’s leading melanoma centers on this outstanding research project and hope it may lead to a new way of treating melanoma for patients without suitable therapies.”

Key Points from the Publication

•	Activation of the PI3K / Akt / mTOR pathway, which is the target of paxalisib, is common in melanoma and has been identified as a key resistance mechanism to some established therapies.

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In vitro: Treatment with paxalisib was observed to lead to a significant decrease in melanoma cell growth in multiple cell lines and was also observed to inhibit downstream signaling through the PI3K/AKT cascade, leading to its negative effect on melanoma cell growth.

•	In vivo:

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Mice bearing tumors who were dosed with 15 mg/kg paxalisib daily; paxalisib was observed to inhibit of tumor growth and significantly extended the overall survival of these mice (p=0.0003) compared to vehicle

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In a MTG004 patient derived xenograft mouse model that is resistant to dabrafenib and trametinib (inhibitors of mutant BRAF and MEK, respectively). At day 21, the mean tumor volume in the paxalisib treated mice was observed to be significantly lower than vehicle (P = .05) or dabrafenib/trametinib treated mice (P = .01)

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The authors concluded: “Our results support the use of paxalisib as a single agent either in the first line or MAPK inhibitor resistant setting for BRAF-mutant cutaneous melanoma. In this paper, we demonstrate the beneficial use of next generation PI3K/mTOR inhibitors, notably paxalisib, to inhibit melanoma cell growth.”

The paper has been published online in Molecular Cancer Therapeutics and can be accessed at the following website: https://pubmed.ncbi.nlm.nih.gov/37931033/

Melanoma

Approximately 1 in 50 people will be diagnosed with melanoma during their lifetime. Most cases are localized to the skin and can be cured through surgical resection. However, about 20% of cases spread (metastasis) and require more complex and ongoing treatment.

Melanoma represents approximately 1% of all skin cancers, but accounts for the majority of deaths from skin cancer. For melanoma that is confined to the skin at the time of diagnosis, the five-year survival rate is 99.5%. However, for melanoma that has spread to distant sites (metastatic melanoma), the five-year survival rate falls to 32%.

Approximately 50% of patients harbor activating mutations in the BRAF gene. Such patients are typically treated with the combination of a BRAF inhibitor and a MEK inhibitor. The introduction of targeted therapies has improved the average survival of patients with BRAF-mutant metastatic melanoma from approximately 6 months to approximately 24 months. However, we believe there remains a need for additional therapeutic options to further improve survival.

Next Steps

Kazia anticipates further data from the ongoing collaboration with the Huntsman Cancer Institute in CY2024. Depending on the results, Kazia may evaluate future opportunities to launch a clinical trial of paxalisib in melanoma.

This announcement was authorized for release by Dr. John Friend, CEO.

About Kazia Therapeutics Limited

Kazia Therapeutics Limited (NASDAQ: KZIA; ASX: KZA) is an oncology-focused drug development company, based in Sydney, Australia.

Our lead program is paxalisib, a brain-penetrant inhibitor of the PI3K / Akt / mTOR pathway, which is being developed to treat multiple forms of brain cancer. Licensed from Genentech in late 2016, paxalisib is or has been the subject of ten clinical trials in this disease. A completed Phase 2 study in glioblastoma reported promising signals of clinical activity in 2021, and a pivotal study, GBM AGILE, is ongoing, with final data expected in CY2023. Other clinical trials are ongoing in brain metastases, diffuse midline gliomas, and primary CNS lymphoma, with several of these having reported encouraging interim data.

Paxalisib was granted Orphan Drug Designation for glioblastoma by the US Food and Drug Administration (US FDA) in February 2018, and Fast Track Designation for glioblastoma by the US FDA in August 2020. In addition, paxalisib was granted Rare Pediatric Disease Designation and Orphan Designation by the US FDA for DIPG in August 2020, and for atypical teratoid / rhabdoid tumours (AT/RT) in June 2022 and July 2022, respectively.

Kazia is also developing EVT801, a small-molecule inhibitor of VEGFR3, which was licensed from Evotec SE in April 2021. Preclinical data has shown EVT801 to be active against a broad range of tumour types and has provided evidence of synergy with immuno-oncology agents. A Phase 1 study in advanced solid tumors commenced recruitment in November 2021.

For more information, please visit www.kaziatherapeutics.com or follow us on Twitter @KaziaTx.

Forward-Looking Statements

This announcement may contain forward-looking statements, which can generally be identified as such by the use of words such as “may,” “will,” “estimate,” “future,” “forward,” “anticipate,” or other similar words. Any statement describing Kazia’s future plans, strategies, intentions, expectations, objectives, goals or prospects, and other statements that are not historical facts, are also forward-looking statements, including, but not limited to, statements regarding: the timing for results and data related to Kazia’s clinical and preclinical trials, and Kazia’s strategy and plans with respect to its programs, including paxalisib and EVT801, as well as any potential future indications for such programs. Such statements are based on Kazia’s current expectations and projections about future events and future trends affecting its business and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements, including risks and uncertainties: associated with clinical and preclinical trials and product development, related to regulatory approvals, and related to the impact of global economic conditions. These and other risks and uncertainties are described more fully in Kazia’s Annual Report, filed on form 20-F with the SEC, and in subsequent filings with the United States Securities and Exchange Commission. Kazia undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required under applicable law. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this announcement.